Acamar Partners Acquisition Corp.

1450 Brickell Avenue, Suite 2130

Miami, Florida 33131

February 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ronald E. Alper

Re:	Acamar Partners Acquisition Corp.
Registration Statement on Form S-1
Filed January 8, 2019, as amended
File No. 333-229157

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Acamar Partners Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, February 21, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Joseba Asier Picaza Ucar
Joseba Asier Picaza Ucar
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP